Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

On June 22, 2017, the following email message was transmitted by the CEO of CenturyLink, Inc. to the Company’s employees:

Dear CenturyLink Colleagues,

I want to share with you the new leadership structure that Jeff Storey is announcing today for the president and chief operating officer organization that will be effective at the close of the Level 3 acquisition. While the details of the structure are provided for you below in Jeff’s note, I wanted to add a few thoughts regarding these leadership changes.

The previously announced structure was determined prior to Jeff accepting the Chief Operating Officer role, so as you would expect, there are changes in the organization that we are announcing today. Jeff has made these decisions based on ensuring that we continue to elevate our focus on our customers and that we are serving them in the best way possible. We also believe that this model will position us well to deliver profitable revenue growth as a combined company.

Second, I wanted to share some information on a few individuals who have been terrific leaders in our business.

•	Bill Cheek will be retiring from CenturyLink after a short transition period post-close. Bill has been a strong leader of our Wholesale organization, and has contributed significantly to the company’s success. He has been a trusted advisor to me and others, and I have appreciated his insight and guidance. I wish Bill the very best in his future endeavors.

•	Dean Douglas has helped evolve CenturyLink in many ways, but the most powerful one is his unwavering focus on our customers. Dean has decided to leave the company at the close of the Level 3 transaction. Dean has established a strong sales culture throughout our Enterprise segment and is making good traction towards driving profitable revenue growth. I count Dean as a friend and look forward to staying connected to him as a business associate in the months and years ahead.

•	Girish Varma is also planning on retiring at the closing of the Level 3 acquisition. Girish has been a terrific leader in “incubating” our IT Solutions (ITS) business and has recently led Managed Services and Security. Over the upcoming months, Jeff, Girish and I will work together to determine the best way to run these businesses.

As I mentioned, Bill, Dean and Girish will remain in their current positions through the close. I want to encourage you to stay focused on delivering the highest level of performance for our company in the coming months, and I ask for your support of these organizational changes as we work to successfully complete the Level 3 transaction.

Please read our employee FAQs.

Sincerely,

A Message from Jeff Storey:

Team,

Since we announced our plans to combine Level 3 with CenturyLink last October, I have had many discussions with Glen and leaders across both companies on how to position the combined business for the future. I’ve also put a lot of thought into the optimal structure to become the best communications company in the world, delivering an exceptional customer experience and simplifying our business for our employees.

A strong leadership team is obviously critical to accomplish these goals. We are very fortunate to have a deep bench of leaders from both organizations with diverse expertise from which to build the combined company. In selecting my team, I evaluated the strengths of the leaders in both companies, the diversity of experience needed to put together an effective team and the changing needs of our evolving business. The resulting structure is different from what was originally announced on April 28.

I strongly believe that the first steps to provide the leading customer experience in the market are to orient our efforts around the customer and drive decision-making closer to the customer. As a result, we will have five customer-facing business units, aligned to our key customer segments and four shared services support organizations, each reporting to me at the close of the transaction:

Customer-Facing Business Units

•	Maxine Moreau, President, Consumer. Maxine will continue to have responsibility for the Century Marketing Services (CMS) organization.

•	Lisa Miller, President, Wholesale, Indirect Channels and Alliances.

•	Vernon Irvin, President, Small and Mid-Size Business (SMB), and GES/SLED for school districts and local government.

•	Ed Morche, President, Strategic Enterprise, Federal Government and GES/SLED for state governments and large educational institutions and research networks.

•	Laurinda Pang, President, Global Accounts Management and International. Laurinda will also have responsibility for international operations.

Each of these customer-facing business units will be responsible for Sales, Account Support, Sales Engineering, Sales Operations and Business Unit Marketing to drive faster decision making, deeper accountability and enhance our customer experience.

In addition to the business units, the success of our company depends on a single set of products and services that meets the needs of our customers, an integrated network supporting those services, a world-class operations team delivering those services with an excellent customer experience, all of which will be enabled by a successful integration of Level 3 and CenturyLink. The following shared services leaders will be instrumental in driving the business forward:

Shared Services Organizations

•	Clay Bailey, SVP, Transformation and Integration. Clay will be the primary lead for the integration of Level 3.

•	Richard Batelaan, EVP, North America Operations with responsibilities including North America’s Service Delivery, Service Assurance, Access Management, Capacity and Network Planning, and Field Operations organizations. Over the coming weeks, Richard and our operations teams will work with the customer-facing business units to more precisely define which functions will be performed in the business units and which will be performed within the operations teams.

•	Aamir Hussain, EVP, Product Development, Platforms and Infrastructure. Aamir will lead our internal IT development, Testing and Integration, Architecture, IT Infrastructure, Security and overall Business Enablement.

•	The CMO position remains open as we consider internal and external candidates, but will have a strong focus on Product Management and innovation in our product portfolio.

I wanted to provide this organizational announcement as quickly as possible. However, there are clearly a number of decisions still to come as each of these leaders begins designing their organizations. In addition, I have more work to do to ensure we remain innovative and effectively deliver new services to the market. Glen and I will work over the coming weeks to fully define the go-to-market strategy and approach for IT Services, Managed Services and Security Services. With that in mind, roles for Bill Bradley and Gary Gauba (both current CenturyLink executives having responsibilities within these areas) are still under determination.

Some of the leaders named in the April 28 announcement are planning to leave the business after the transaction closes, specifically, Dean Douglas and Girish Varma.

As announced on June 1, Glen’s direct reports for the combined company, in addition to me, will be Stacey Goff, Sunit Patel and Scott Trezise.

As a reminder, these organizational changes become effective after the transaction closes, which we continue to expect at the end of September.

Please give these leaders your full support as they prepare to transition to these roles. Until the closing, current roles and responsibilities remain in place and per the Rules of Engagement, we continue to operate as two separate companies.

We will update you on the progress of integration planning as information becomes available. Delivering on our results as standalone companies is absolutely critical to build momentum through closing and I want to thank you in advance for your hard work in making that happen.

Regards,

Jeff

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121), which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.